November 26, 2024

David Green
Chief Financial Officer
SeaStar Medical Holding Corp
3513 Brighton Blvd., Suite 410
Denver, CO 80216

       Re: SeaStar Medical Holding Corp
           Form 10-K filed April 16, 2024
           File No. 001-39927
Dear David Green:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 9A. Controls and Procedures.
Management's Annual Report on Internal Control Over Financial Reporting, page
141

1.     We note your statement that you are excluding management   s report on
internal
       control over financial reporting pursuant to Section 215.02 of the SEC Division of
       Corporation Finance   s Regulation S-K Compliance & Disclosure
Interpretations.
       Please note that your facts do not fit within the circumstances set forth in this
       guidance. Ensure your future filings on Form 10-K include management   s
annual
       report on internal control over financial reporting, as required by Item 308 of
       Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.
 November 26, 2024
Page 2



                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and
                    Services